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May 9, 2013

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:          ING Mutual Funds (File Nos. 811-07428 and 333-187475) (the “Registrant”)

Registration Statement on Form N-14

Dear Ms. Miller:

This letter responds to comments you provided to me via telephone on April 23, 2013 and April 24, 2013 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in connection with the N-14/A filed by the Registrant on April 16, 2013 (the “N-14”).  Set forth below are the comments received from the Staff and the Registrant’s responses thereto.  Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the N-14.

Comment 1.         On page 1, in the section entitled “What is Proposal One,” the N-14 discusses the use of a transition manager by the ING International Value Fund (“Acquired Fund”).  Please explain in your response why this transition manager was retained, whether any fees charged by the transition manager were paid by the Acquired Fund, and whether the transition manager was acting as an investment adviser.

Response.  As described on page 1 of the N-14, from the close of business on March 26, 2013 through the close of business on April 5, 2013, the “sleeves” of the Acquired Fund that were formerly sub-advised by Brandes Investment Partners, L.P. (“Brandes”) and del Rey Global Investors, LLC (“del Rey”) were managed directly by the Acquired Fund’s investment adviser, ING Investments, LLC (“ING Investments”), with the administrative assistance of the transition manager.  The transition manager did not provide any investment advice to the Acquired Fund, and was solely used to assist the Acquired Fund’s adviser with efficiently and cost-effectively preparing this portion of the Acquired Fund’s portfolio of securities for the day-to-day management of ING Investment Management Co. LLC (“ING IM”), which became the sub-adviser to the entire Acquired Fund as of the close of business on April 5, 2013.  The transition manager received compensation for the trades it executed in the form of commissions, which were paid by the Acquired Fund, as are any other commissions for trades conducted on behalf of the Acquired Fund.

Comment 2.         Withdrawn.

Comment 3.         On page 6, please conform the caption under the title of the Shareholder Fees table to the precise language required by Form N-1A.

Response.  The Registrant has revised the N-14 in response to this comment.

Comment 4.         Please format the Shareholder Fees table in the manner required by Item 3(a) of Form N-14.

Response.  The Registrant has determined not to revise the Shareholder Fees table because the presentation in the N-14 is consistent with the prospectuses for the Acquired Fund and the ING International Value Equity Fund (“Acquiring Fund”), and the Registrant believes that the disclosure is not unclear or confusing to shareholders.

Comment 5.         On page 7, the footnotes to the Annual Fund Operating Expenses table describe expense limitation arrangements that will be in effect for less than one year from the anticipated effective date of the N-14.  In accordance with Item 3(a) of Form N-14 and Instruction 4(a) of Item 3 of Form N-1A, please delete the references to these expense limitation arrangements in the footnotes.

Response.  The Registrant has revised the table to no longer reflect the expense limitation arrangements.  The Registrant has determined not to remove the reference to the expense limitations in the footnotes, but has revised the footnotes to state specifically that the expense limitation arrangements are not reflected in the chart, and has stated what the Total Annual Fund Operating Expenses After Waivers and Reimbursements would have been for each share class had the expense limitation arrangements been reflected in the table.  The Registrant believes the footnotes provide important information to shareholders regarding the limitations in place with respect to the Acquired Fund and the Acquiring Fund.

Comment 6.         On page 8, please indicate in the introduction to the Expense Examples table that the expenses for Classes A, I, and W do not vary based on whether the shares are held or sold by a shareholder because these classes do not assess contingent deferred sales charges.

Response.  The Registrant has determined not to revise the introduction to the Expense Examples Table because it is consistent with the presentation in the prospectuses for the Acquired Fund and the Acquiring Fund, and the Registrant believes that the disclosure is not unclear or confusing to shareholders.

Comment 7.         On page 8, in the section entitled “How do the Principal Investment Strategies compare?”, please highlight more clearly the differences between the strategies of the Acquired Fund and the Acquiring Fund.  Consider using a narrative instead of the table or otherwise highlighting the specific differences between the two strategies within the current presentation.

Response.  The Registrant has highlighted the differences between the strategies of the Acquired Fund and the Acquiring Fund by underlining them in the table.  In addition, the Registrant notes that these differences are described in the introduction to the table.

Comment 8.         On page 13, please confirm whether ING IM manages or sub-advises any comparable funds to the Acquired Fund or the Acquiring Fund other than the comparable fund shown in the N-14 (“Comparable Portfolio”).  If there are no other comparable funds, state so in your response.  If there are any other comparable funds, please include the performance of these funds in the N-14 in addition to the performance shown for the Comparable Portfolio.

Response.  ING IM currently sub-advises another ING Fund that may be considered comparable to the Acquired Fund and the Acquiring Fund (“Other Comparable Fund”).  However, the shareholders of the Other Comparable Fund have approved the reorganization of the Other Comparable Fund with and into another ING Fund in the near future, and ING IM was only recently named the sub-adviser to the Other Comparable Fund in anticipation of that reorganization.  The Registrant does not believe that the historical performance of the Other Comparable Fund would be helpful to shareholders of the Acquired Fund because it does not reflect the performance ING IM would have achieved as the sub-adviser to the Other Comparable Fund.  Therefore, the Registrant has determined not to include the historical performance of the Other Comparable Fund in the N-14.

Comment 9.         In the same section, please explain why the performance of Class I shares of the Comparable Portfolio are shown as opposed to any other class.

Response.  The Registrant has included the historical performance of the Class I shares of the Comparable Portfolio because that is the oldest share class of the Comparable Portfolio.

Comment 10.       In the introduction to the presentation of the Comparable Portfolio’s performance, the N-14 states, “In addition, you should note that the total operating expenses of the Comparable Portfolio may be lower than the total operating expenses of the Funds.”  Please confirm whether this is, indeed, the case, and clarify the sentence accordingly.

Response.  The Registrant has revised this sentence to indicate that the total annual portfolio operating expenses of the Comparable Portfolio are lower than the total annual fund operating expenses of both the Acquired Fund and the Acquiring Fund.

Comment 11.       The subsequent sentence in the same introduction indicates that if expenses of the Comparable Portfolio are lower than those of the Funds, the “performance of the Comparable Portfolio would be negatively impacted if the total operating expenses of the Funds had been used to compute the Comparable Portfolio’s performance.”  Please consider using the word “lower” rather than “negatively impacted.”

Response.  The Registrant has revised this sentence in accordance with this comment.

Comment 12.       The performance of the Comparable Portfolio is shown for calendar years 2008, 2009, 2010, 2011, and 2012, and average annual total returns of the Comparable Portfolio are shown for the three-, five-, and 10-year periods ended December 31, 2012. Please provide calendar year performance for each of the 10 years shown in the average annual total returns for the 10-year period ended December 31, 2012, or delete the references to the calendar year returns for 2008, 2009, 2010, 2011, and 2012.

Response.  The Registrant believes that adding the calendar year performance for each of the 10 years shown in the average annual total returns for the 10-year period ended December 31, 2012 would unduly complicate the disclosure.  Therefore, the Registrant has determined to delete the references to the calendar year returns for 2008, 2009, 2010, and 2011.  The Registrant continues to reflect the performance of the Comparable Portfolio for the one-, three-, five-, and 10-year periods ended December 31, 2012.

Comment 13.       In the tables throughout the N-14, other than in financial statements, please use a negative sign to depict negative numbers rather than placing the numbers in parentheses.

Response.  The Registrant has determined not to revise the disclosure in accordance with this comment.  The Registrant notes that the prospectuses for the Acquired Fund and the Acquiring Fund depict negative numbers through the use of parentheses, and believes that changing the manner in which negative numbers are depicted in the N-14 may be confusing to shareholders.

Comment 14.       On page 17, in the section entitled, “What are the Key Differences in the Rights of Shareholders of the International Value Fund and the International Value Equity Fund?”, please more clearly highlight the specific differences in the rights of shareholders between the Funds.

Response.  The Registrant has revised the section to include a discussion of the voting rights of shareholders of the Registrant with regard to mergers, consolidations, or sales of assets of a series of the Registrant to correspond with a similar discussion regarding the voting rights of shareholders of series of ING Mayflower Trust.

Comment 15.       Please provide an analysis in your response letter or under separate cover regarding which participant in the reorganization should be the accounting survivor, pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”).

Response.  The Registrant has provided its response to this comment through separate correspondence.

Comment 16.       On Page 41, in the introduction to the table showing the shares of beneficial interest of the Acquired Fund outstanding as of the Record Date, please consider reiterating that the Record Date is March 28, 2013.

Response.  The Registrant has revised the introduction in response to this comment.

Comment 17.       Please explain in your response letter why the information provided in Appendix C, regarding the principal investment strategies and principal risks of the Acquired Fund prior to March 26, 2013, is relevant or helpful to shareholders.

Response.  The Registrant does not believe that the information provided in Appendix C is specifically required by Form N-14.  However, the Registrant believes that this information will be helpful for shareholders in understanding the proposed Reorganization in its full context.  As described in the N-14, the Board approved the termination of Brandes and del Rey in connection with the approval of the Reorganization and in anticipation of the Reorganization being effected, with the expectation that ING IM would manage the Acquired Fund during the interim period in the same manner as it manages the Acquiring Fund, which would align the Acquired Fund’s portfolio with that of the Acquiring Fund.  The Registrant believes that shareholders will benefit from the information provided in Appendix C because the investment strategies in place for the Acquired Fund before the termination of Brandes and del Rey, and the related risks of these strategies, were applicable when the majority of the Acquired Fund’s shareholders invested in the Acquired Fund and are the strategies and risks with which these shareholders are likely to be most familiar.  The current investment strategies represent an interim transition period that does not characterize the way the Acquired Fund operated under the combined day-to-day management of Brandes, del Rey, and ING IM.  The Registrant notes that the disclosure referencing Appendix C clearly indicates that the Acquired Fund already has implemented the changes to its principal investment strategies, and that shareholders are not being asked to vote on those changes in the N-14.

Comment 18.       The capitalization table and the notes to the financial statements indicate that there will be $377,976 in reorganization expenses that will be borne by the Acquired Fund.  Please reflect those expenses and the party that will bear them in the disclosure on page 18 and in Note 4 to the pro forma financial statements.

Response.  The Registrant has revised the disclosure on page 18 to indicate that the Acquired Fund incurred costs of approximately $380,000 in connection with adopting revised principal investment strategies related to the appointment of ING IM as the sole active sub-adviser to the Acquired Fund.  The Registrant has removed references to these transition costs as adjustments in the pro forma financial statements and the capitalization table, as they have already occurred, rather than being anticipated to occur if shareholders approve the Reorganization.

Comment 19.       Please provide the usual Tandy representation.

Response. The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact me at 704.339.3164.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
Associate
Dechert LLP

Attachments

cc:           Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

May 9, 2013

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Form N-14 Proxy Statement/Prospectus for ING Mutual Funds (SEC File Nos. 811-07428 and 333-187475) (the “Registrant)

Dear Ms. Miller:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing captioned above.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP